MOL Plc.
Finance


05007609

1st April, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL


SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 5 2005
WASH. D.C.
179

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Plc.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,



Michel-Marc Delcommune
Chief Strategy Officer

Enclosure


PROCESSED
MAY 0 3 2005
THOMSON
FINANCIAL





INVESTOR NEWS

1 April 2005

MOL closed Shell Romania acquisition

MOL Hungarian Oil and Gas Company hereby announces that following the receipt of necessary regulatory approvals, it has closed the Shell Romania acquisition transaction, announced in November 2004. The deal includes a network of 59 retail service stations geographically spread throughout Romania, and Lubricants, Aviation and Commercial business activities.

The re-branding and selective modernization of the acquired filling stations will be completed by the end of September 2005.

Through this transaction the total number of MOL-operated filling stations in Romania exceeds 130 stations and MOL's retail market share will reach approximately 10%. In line with MOL's strategy to reach a national market share of 15%, the company is continuing its green-field filling station development program in Romania.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

1 April, 2005

Redemption of MOL 2005/A notes at maturity

MOL Rt. hereby informs the holders of MOL 2005/A notes that the payment of principal and interest due will take place on 12th of April 2005. The interest payable is equal to 7,75 % per annum, i.e. HUF 775 on the face value of HUF 10.000. In line with the prevailing tax regulations the payment occurs based on the ownership register of the Depositary (KELER Rt.) as of 7th of April 2005 in the way and place defined under Clause 14 of Section III in the Offering Circular ("Terms and Conditions") of MOL's 100 billion forint MTN Programme concluded on 20th of February 2002.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924


MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

1 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 31 March 2005, based on the announcement made on 17 March 2005, MOL bought 40,270 treasury shares at an average price of 15,131 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,863,357 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924


MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

30 March, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 30 March 2005, based on the announcement made on 17 March 2005, MOL bought 20,531 number treasury shares at an average price of 14,999 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,823,087 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

29 March, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 29 March 2005, based on the announcement made on 17 March 2005, MOL bought 26,031 treasury shares at an average price of 14,969 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,802,556 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



INVESTOR NEWS

23 March, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 23 March 2005, based on the announcement made on 17 March 2005, MOL bought 45,291 treasury shares at an average price of 15,054 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,776,525 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.



INVESTOR NEWS

22 March, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 22 March 2005, based on the announcement made on 17 March 2005, MOL bought 17,012 treasury shares at an average price of 14,979 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,731,234 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

21 March, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 21 March 2005, based on the announcement made on 17 March 2005, MOL bought 32,445 treasury shares at an average price of 14,814 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,714,222 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

17 March, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 17 March 2005, based on the announcement made on 17 March 2005, MOL bought 79,838 number treasury shares at an average price of 14,830 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,681,777 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

17 March, 2005

Order to purchase treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 17 March 2005 based on the authorisation of the Annual General Meeting held on 30th April 2004, the Company mandated ING Bank Ltd., as investment service provider to purchase treasury shares on the stock exchange. Currently MOL owned treasury shares represents 5.16% of the registered capital, which may be increased close to 10% with a purchase of up to 5,200,000 number of "A" series shares.
The purchases can take place until 31 October 2005 through ING Bank Ltd., as investment service provider. The purpose of the programme, based on the authorisation of the Annual General Meeting, is to support the optimisation of the capital structure. The Company will inform market participants in extraordinary announcements of any transactions executed.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924


MOL

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

25 February, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby announces that, through the exercise of its pre-emption rights, today it purchased 270,000 "A" series MOL shares on the Budapest Stock Exchange from the Slovintegra-Slovbena shareholder group at HUF 13,390 each, with the assistance of ING Bank (Hungary) Rt., as investment service provider. Following this transaction MOL owns 5,601,939 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924


MOL

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

24 February, 2005

Sale of treasury shares

MOL Hungarian Oil and Gas Company hereby announces that a former employee exercised an option right, awarded in 2000, and purchased 5,500 MOL shares at HUF 5,222 per share from the company. Following this transaction MOL owns 5,331,939 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924